UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _4__)


THE COEUR D'ALENES COMPANY
(Name of the Issuer)

THE COEUR D'ALENES COMPANY
(Name of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

192119 10 9
(CUSIP Number of Class Securities)

Marilyn A Schroeder
Vice President/CFO
The Coeur d'Alenes Company
P O Box 2610
Spokane, WA 99220-2610
(509) 924-6363
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPY TO:

Lawrence R. Small
Paine, Hamblen, Coffin, Brooke & Miller, LLP
717 W Sprague  Suite 1200
Spokane, WA 99201-3505

This statement is filed in connection with (check the appropriate box):

a. [ X ] The filing of solicitation materials or an information statement subject to Regulation 14A (Section 240.14a-1 through 240.14b-2),
Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3c (Section240.13e-3c) under the Securities Exchange Act of 1934 ("the
Act").
b. [   ]  The filing of a registration statement under the Securities Act of
1933.
c. [   ]  A tender offer.
d. [   ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ X ]

Calculation of Filing Fee

		Transaction valuation*			Amount of filing fee
			$16,075					$3.22

*The transaction value is based on the assumption that only those holders of record with less than 1,000 shares will be cashed out as a result of this transaction. There may be more shareholders that fall into this category who currently have their stock with a depository. The total shares held by shareholders of record with less than 1,000 shares are 64,289. The transaction value is calculated by multiplying 64,289 shares by the purchase price of $0.25 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals 1/50th of one percent of the aggregate value of this transaction. Although the Transaction has been approved, the transaction value cannot be determined until payment to Cashed-Out Shareholders has been completed.

[   ]  Check the box if any part of the fee is offset as provided by Section
240.0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount previously Paid: ___________________

		Form or Registration No.: ___________________

		Filing Party: ______________________________

		Date Filed: _______________________________

Item 1.  Summary Term Sheet:

The terms of the Transaction are summarized as follows:

? The purpose of the transaction is to cash out Shareholders holding less than one thousand (1,000) shares of common stock in a record or nominee account at 6:01 p.m. on November 27, 2002 (the
"Effective Time"); the Transaction is being undertaken at this time in order to provide small, unaffiliated shareholders with an economic means of liquidating their shares, as well as reducing the Company's expense of compliance with federal securities laws. (For additional information, see Proxy Statement, "Reasons for Transaction", page 15 which is incorporated herein by reference.)

? The ratio for the reverse split is one (1) share for every one thousand (1,000) shares beneficially owned at the Effective Time; (For additional information, see discussion in Proxy Statement entitled "Structure of the Transaction" on page 15 which is incorporated herein by reference.)

? Shareholders who are cashed out will receive $0.25 for each share beneficially owned the moment before the Effective Time; the Directors believe that the purchase price is fair, as it is higher than the fair market value determined by an appraisal received by the Company. (For more information, see the discussion in the Proxy Statement entitled "Affect of the Transaction on Company Shareholders" at page 19, incorporated herein by reference.)

? The Transaction must be approved by a majority of the Shareholders including Shareholders who are affiliated with the Company as officers, directors or employees; (This statement is included in the Proxy Statement on Page 7, incorporated herein by reference.)

? If theTransaction is approved, then the Company intends to file a certification of termination of registration of its common stock with the Securities and Exchange Commission and the Company will cease to be a reporting company; Officers, directors and holders of 10% or more of the outstanding shares of common stock also will not be subject to other provisions of federal securities law. (For additional information, see the Proxy Statement discussion entitled "Effect on Shareholders" at page 13 and "Affect of the Transaction on Company" on page 21, incorporated herein by reference.)

? The transaction, if approved, will not have any affect on Shareholders beneficially owning one thousand (1,000) or more shares of the Company's common stock; the Directors determined on January 28, 2002 that $0.25 per share was a fair purchase price. (For additional information, see section entitled "Effect on Shareholders" at page 13 of the Proxy Statement, incorporated herein by reference.)

? If the Transaction is approved, small Shareholders (thereafter referred to as Cashed-Out Shareholders) will have dissenter appraisal rights under Idaho law; a Cashed-Out Shareholder, however, must have sent a notice to the Company prior to the meeting and not voted for the Transaction. (For additional information, see section entitled "Dissenter's Appraisal Rights" on page 24 of the Proxy Statement, incorporated herein by reference.)

?
A complete description of the transaction can be found in Proposal Number 1 beginning on Page 3 of the Proxy Statement.

Item 2.  Subject Company Information

(a) This Transaction is being conducted by the issuer:

	THE COEUR D'ALENES COMPANY
	3900 E Broadway
	Spokane, WA 99220-2610
	(509) 924-6363

(b) Total shares of Common Stock outstanding as of November 27, 2002:
5,335,530

(c) There is currently no established public trading market for the Company's common stock. The range of high bid and low bid quotations for the Company's common stock, by quarters, as reported on the over-the-counter market for the period beginning October 1, 1999 through March 31, 2002, is set forth in dollars per share below:


High - Low

January 1 - March 31  2002              $.05 - $.05
October 1 - December 31  2001           $.05 - $.05
July 1 - September 30  2001    		$.12 - $.05
April 1 - June 30 2001                  $.10 - $.10
January 1 - March 31 2001               $.12 - $.10
October 1 - December 31 2000		$.12 - $.12
July 1 - September 30 2000              $.12 - $.12

April 1 - June 30 2000                  $.25 - $.12
January 1 - March 31  2000              $.31 - $.12
October 1 - December 31 1999            $.12 - $.12


The source of the above quotations is the Spokane over-the-counter listing, and the above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. In addition, the lack of an established public trading market for the Company's common stock should be kept in mind in reviewing the above quotations. The prices shown are reflective of Transactions for a limited number of shares.

(d) The Company has not declared or paid any dividend on the shares of common stock in the last two (2) fiscal years. A loan agreement currently in place with the Company's primary lender restricts the Company from paying any cash dividends in excess of 10% of after tax net income. There also have not been any changes in or disagreements with the Company's independent public accountants concerning accounting or financial disclosures.

(e) n/a

(f) The Company has been conducting tender offers to holders of 200 and fewer shares continuously over the past two years. Total shares purchased and the price paid for the Common Stock is detailed in the following table:
                                                                   Avg Cost
        Date            # of shares        Total Cost              Per Share

        October 2001      5,274              $2,260                  $0.43
        May 2001            776              $   400                 $0.52
        February 2001       584              $   320                 $0.55
        September 2000    1,055              $   540                 $0.51
        June 2000         1,014              $   590                 $0.58



The preceding information can also be found beginning on page 9 of the Proxy Statement, incorporated herein by reference.


Item 3.  Identity and Background of Filing Person

    (a)	The filing person is the subject company:
	THE COEUR D'ALENES COMPANY
	3900 E Broadway
	Spokane, WA 99220-2610
	(509) 924-6363

Directors:	Jimmie T G Coulson, Director, President/CEO
	P O Box 2610
	Spokane, WA  99220-2610
	(509) 924-6363

	Wendell J Satre, Director
	2822 E Snowberry Lane
	Spokane, WA 99223
	(509) 536-5627

	Marilyn Schroeder, Director, Vice President/CFO
	P O Box 2610
	Spokane, WA 99220-2610
	(509) 924-6363

	Robert P Shanewise, Director
	921 W Comstock Court
	Spokane, WA 99203
	(509) 443-1944

	Lawrence A Stanley, Director
	Empire Bolt and Screw
	1501 E Trent
	Spokane, WA 99202
	(509) 534-0636

Officers:	Jimmie T G Coulson, Director, President/CEO
	P O Box 2610
	Spokane, WA  99220-2610
	(509) 924-6363

	Lawrence A Coulson, Vice President/GM Stock Steel
	P O Box 2610
	Spokane, WA 99220-2610

	Marilyn Schroeder, Director, Vice President/CFO
	P O Box 2610
	Spokane, WA 99220-2610
	(509) 924-6363

(b) n/a
(c) n/a

Item 4.  Terms of the Transaction.

(a) The Transaction includes both a reverse stock split and a forward split of the Company's common stock. If this Transaction is approved and occurs, the reverse split will occur at 6:00 P.M. Pacific time on June 12, 2002 (the Effective Time). All shareholders on June 12, 2002 will receive one share of the Company's common stock for every 1,000 shares of the Company's common stock held in their record or nominee accounts at that time. Any Shareholder who has the beneficial interest in fewer than 1,000 shares of the Company's common stock at the Effective Time (referred to herein as a "Cashed Out Shareholder") will receive a cash payment instead of fractional shares.
This cash payment will be $0.25 per share as determined by the Board of Directors at a regularly scheduled meeting of the Board held on November 29, 2001 and reaffirmed at a subsequent regularly scheduled meeting of the Board held on January 28, 2002. The Directors considered an independent valuation report prepared by Cronkite and Kissell that established the value of the shares at $0.08 per share as of August 31, 2001. The Directors, however, did not accept the conclusions and recommendations of that report; consequently, it will not be provided to the Shareholders as part of the proxy statement.
A copy of the report will be provided to any shareholder upon request. The Directors determined that $0.25 was a more appropriate value. Immediately following the Effective Time for the reverse split, all Shareholders who are not Cashed Out Shareholders will receive 1,000 shares of the Company's common stock for every one share of stock they received as a result of the reverse stock split. If a Shareholder holds 1,000 or more shares in a record or nominee account prior to the Transaction, any fractional share in those accounts will not be cashed out after the reverse split and the total number of shares held in those accounts will not change as a result of the Transaction. For more information, see "Structure of the Transaction" beginning on page 15 of the Proxy Statement, incorporated herein by reference.)

In accordance with Section 30-1302 of the Idaho Code, Cashed Out Shareholders have the right to dissent from the Transaction and to receive payment in cash for the "fair value" of those shares voted against the Transaction. Instructions regarding the assertion of dissenter rights are contained in the section entitled Dissenters Appraisal Rights at page 24; this section is incorporated herein by reference. See also Appendix A to the Proxy Statement.

No provisions have been made by the Company to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. The Company believes that the Transaction is procedurally fair to unaffiliated small shareholders because the Directors understand their fiduciary responsibilities, have authorized several tender offers to small shareholders previously, and have tried to establish active trading markets. Dissenter appraisal rights are also available. For more information, see discussion beginning on page 7 of the Proxy Statement, incorporated herein by reference.

Item 1004(f) of Regulation M-A is not applicable.

A complete description of the terms of the transaction is included in Proposal No. 1 of the Proxy Statement, Special Factors beginning on page 4 and also in the section entitled "Structure of the Transaction" beginning on Page 15; this information is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a) There have been no sales or acquisitions of the Company's common stock by any of the executive officers or directors of the Company where the aggregate value of the transactions exceeded $60,000 during the past two years.
(b) n/a

(c)  The Company has been conducting tender offers to holders of 200 and fewer shares continuously over the past two years.  Total shares purchased and the price paid for the Common Stock is detailed in the following table:
										Avg Cost
        Date            # of shares         Total Cost       Per Share

        October 2001      5,274             $2,260             $0.43
        May 2001            776             $   400            $0.52
        February 2001       584             $   320            $0.55
        September 2000    1,055             $   540            $0.51
        June 2000         1,014             $   590            $0.58

There were no negotiations, transactions or material contacts between the Company and any of its executive officers, directors or affiliates that would qualify as significant corporate events, as that term is defined by Item 1005(b) and (c) of Regulation M-A..

There are no agreements between the Company, its executive officers, directors or any affiliates and any other party with respect to the Company's common stock which would be subject to Item 1005(e) of Regulation M-A.

This information is included on page 9 of the Proxy Statement and is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.


The securities acquired in the Transaction will be held in treasury of the Company; Idaho law allows its domestic corporations to hold their shares of common stock in treasury for limited purposes.

Effective January 28, 2002, the Company merged its wholly-owned subsidiary, Union Iron Works, Inc. of Spokane back into the parent company. This merger is intended to eliminate the expense of maintaining two separate businesses. It is unrelated to the reverse split described in Proposal No. 1 of the Proxy Statement (the "Transaction"). There are no other plans, proposals or negotiations regarding any extraordinary transactions such as a merger, reorganization or liquidation involving the Company.

There are no plans, proposals or negotiations that might result in any purchase, sale or transfer of a material amount of assets of the Company.

There are no plans, proposals or negotiations that might result in a material change in the present dividend rate or policy or any indebtedness or capitalization of the Company.

There are no plans, proposals or negotiations that might result in any change in the present board of directors or management of the Company except in the normal course of board member retirement and replacement.

There are no plans, proposals or negotiations that might result in any change in the Company's corporate structure.

The Company has only one class of securities and, if the Transaction is approved, the Transaction will result in the securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities and Exchange Act (15 U.S.C. 781). The Company's listing of common stock on the NASDAQ Bulletin Board will be discontinued.

The purpose of the transaction is more fully described in Proposal No. 1 of the Proxy Statement under "Reasons for the Transaction" beginning on Page 15, incorporated herein by reference.

The Company at the present time does not intend to engage in, nor is aware of any reason for it to be involved in, any events or the transactions of the type described in this Item 6 after the completion of the Transaction.

Item 7.  Purposes, Alternative, Reasons and Effects.

The information required by this Item 7 and Item 1013 of Regulation M-A is set forth in the proxy statement in the section entitled "Background and Purpose of the Transaction" at page 18 and "Affect of the Transaction on the Company" at page 21. These sections are incorporated herein by reference.

Item 8.  Fairness of the Transaction.

The Directors and Management of the Company, including Mr. Coulson, believe this Transaction is fair to all unaffiliated shareholders of the Company.
The small shareholders currently have no way to liquidate their investment in the Company without incurring costs that are disproportionate to the overall value of the stock. This Transaction provides a method to cash out these shareholders. The Company commissioned a going concern valuation study and report from an independent appraiser in an effort to arrive at a fair purchase price for the fractional shares. Since the conclusion of $0.08 per share was based on financial information of comparable companies much larger than the Company, the Board determined to set the price at $0.25. Over the last two years, the range of high and low bids has been $0.25 to $0.05. Market price is not a relevant measure of fairness, as there is not an active trading market. Over the last five years, after tax earnings per share have averaged $0.02 and $0.01 over the last three years. At $0.25 per share, the purchase price represents twelve and one half times average after tax net income per share based on the last five years and twenty five times average after tax net income per share based on the last three years. The purchase price represents roughly 50% of current book value.

This Transaction will not have a material affect on shareholders holding 1,000 or more shares of the Company's stock. The Company will no longer be a registered, reporting Company, but without an active trading market over the last ten years, the registration does not provide a material benefit to the unaffiliated shareholders.

No Director dissented or abstained from voting on the Transaction.

The Transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class.

A majority of the directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of this Transaction nor to prepare a report concerning the fairness of the Transaction.

A complete discussion of the fairness of the Transaction can be found in Proposal No. 1 of the Proxy Statement beginning on page 5 and incorporated herein by reference.

This Transaction was approved by all the Directors who are not employees of the Company.

There have been no firm offers made by an unaffiliated person during the last two years to acquire the Company or a significant part of the Company's assets.


Item 9.  Reports, Opinions, Appraisals and Negotiations.

The Company received an assessment as to the fair market value of the Company's equity on a minority interest basis from Cronkite & Kissell, a company providing business valuation and financial advisory services located in Los Angeles, California. This assessment was obtained by the Company for the information of the Board of Directors and the Company did not request Cronkite & Kissell to issue a fairness opinion. Since the Board of Directors of the Company considered only the statistical information concerning prices of shares of common stock of several companies as provided in the assessment, the Company does not believe that the assessment itself is a document that is materially related to the Transaction.

The address of Cronkite & Kissell is 1888 Century Park East, Suite 1900, Los Angeles, CA 90067. The Company believes that Cronkite & Kissell has the qualifications to provide valuation services, but the Company does not have any specific information regarding such qualifications. Cronkite & Kissell had provided valuation services to other companies in the metals industry but the Company had not had any contact or arrangement for services with Cronkite & Kissell previously. The Company did not follow any express method of selection of Cronkite & Kissell nor did the Company have any material relationship with Cronkite & Kissell within the previous two years. The assessment did not related to the fairness of the consideration; the Company, acting through its Board of Directors, solely determined the amount of consideration to be paid to unaffiliated shareholders.

A summary of the assessment issued by Cronkite & Kissell is set forth on page 8 of the Proxy Statement; this information is incorporated herein by reference. The assessment also has been filed as Exhibit 1 to this statement and Exhibit 1 is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

The source of funds for the Transaction will be the Company's working capital. The total number of fractional shares that will be purchased and the total cash to be paid by the Company are unknown. If the Transaction, however, had been completed as of January 1, 2002, the cash payment that would have been issued to Cashed-Out Shareholders would have been at least $15,822 based on 63,287 shares held by 599 registered shareholders. The actual amounts will depend on the number of Cashed Out Shareholders at the Effective Time of the Ttransaction, which may vary from the number identified on January 1, 2002. The Company is not able to determine at this time the number of shareholder accounts with fewer than 1,000 shares are held in depositories.

The cost of the Transaction is expected to be around $20,000 not including the payment to Cashed-Out Shareholders. Legal fees, solicitation materials and mailing are the only significant costs the Company anticipates at this time.

For more information, see the discussion beginning on page 10 of the Proxy Statement, incorporated herein by reference.

Item 11.  Interest in Securities of Subject Company.

The information required by Item 1008(a) of Regulation M-A is set forth in the Proxy Statement in the section entitled "Security Ownership of Management" at page 29; this section is incorporated by reference. Joel E. Simpson is still an employee of the Company but he is not considered part of Management for disclosure purposes.

There have not been any transactions during the last sixty days involving the Company's common stock and executive officers or directors.

Item 12.  The Solicitation or Recommendation.

Three of the Company's Directors, listed below, will be cashed out unless they acquire additional shares; if Dr. Robert Shanewise combines his accounts, his total holdings of record would be more than 1,000 shares.

		Robert P. Shanewise
		Wendell J. Satre
		Lawrence A. Stanley

As all of the Directors believe this transaction is in the best interest of the Company and all of the unaffiliated shareholders, all five intend to vote their shares in favor of this transaction. None of the Directors identified in this section have made a recommendation separate from the unanimous resolutions adopted by the Directors. This information is included in the Proxy Statement beginning on page 11 and is incorporated herein by reference.

Item 13.  Financial Statements.

Audited financial statements for the two previous fiscal years required to be filed with the Company's most recent Annual Report under Sections 13 and 15(d) of the Exchange Act (15 U.S.C. 78m; 15 U.S.C. 78o), were filed on December 27, 2001 with the Company's most recent Annual Report on Form 10-KSB for the fiscal year ended September 29, 2001. This Annual Report has been furnished to the shareholders with the mailing of the Proxy Statement. The financial statements begin on Page F1, immediately following page 17 of the Form 10-KSB and are incorporated herein by reference.

The financial statements required to be included with the Company's most recent quarterly report are contained in the most recent Form 10-QSB, filed on May 9, 2002 for the quarter ended March 25, 2002 and are incorporated herein by reference.

Ratio of earnings to fixed charges are as follows:

	Six Month Period Ended March 25, 2002:	-2.46:1
	Fiscal Year Ended September 29, 2001:	-.54:1
	Fiscal Year Ended September 30, 2000:	.61:1
	Fiscal Year Ended September 25, 1999:	.57:1
	Fiscal Year Ended September 26, 1998:	.83:1
	Fiscal Year Ended September 27, 1997:	.42:1

Book Value per share of the Company's Common stock as of March 25, 2002 was $0.54.

The Transaction will have no material effect on the Company's balance sheet, income statement or earnings per share for the current fiscal year. The Transaction will not have a material effect on the Company's book value per share for the current fiscal year. For a more complete discussion of the financial impact, refer to Proposal No. 1 of the Proxy Statement in the section entitled "Affect of the Transaction on the Company", beginning on page 21; this information is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

No person or class of persons are directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with this transaction.

No Officer, employee or corporate assets of the Company has or will be employed or used by the Company in connection with this transaction.

This information is included in the Proxy Statement on page 11 and is incorporated herein by reference.
Item 15.  Additional Information.

The Transaction described in Item 1. Summary Term Sheet was submitted to the Shareholders of the Company for their consideration on November 18, 2002. A majority of the Shareholders approved the Transaction in accordance with applicable provisions of Idaho law, and the Company is in the process of completing the Transaction. The Effective Date for the Transaction was November 27, 2002. The Company has notified all shareholders owning less than 1,000 shares on the Effective Date (the "Cashed-Out Shareholders") that they must tender stock certificates for their shares to the Company as requested by a Letter of Transmittal. Payment will not be made until the Letter of Transmittal and stock certificates (or affidavit of lost stock certificate) have been delivered to the Company. Similar information has been provided to nominees for persons having beneficial ownership of less than 1,000 shares. No Cashed-Out Shareholder has notified the Company of their intent to assert dissenter appraisal rights under Idaho law. The Company has filed a certification of termination of registration of its common stock with the Securities and Exchange Commission; the Company's duty to file any reports required by Section 13(a) of the Act has been suspended, in accordance with Rule 12g-4.

As of the Effective Date, there were 552 Shareholders of record holding fewer than 1,000 shares; the Company does not have sufficient information at this time to determine the number of shares held of record by nominees for beneficial owners of less than 1,000 shares. The Company estimates that the total cost for redemption of shares from Cashed-Out Shareholders in accordance with the terms of the Transaction is $16,075.

Item 16.  Exhibits.

Exhibit No.				Description of Document

1 Cronkite and Kissell valuation and
assessment
of the equity of The Coeur d'Alenes Company dated August 31, 2001.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COEUR D'ALENES COMPANY



Dated:  December  30, 2002   		By: /s/

      Marilyn A. Schroeder
	      Vice President/CFO